VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
RE: Tortoise Pipeline & Energy Fund, Inc. (File No. 811-22585)

To the Commission:

Tortoise Pipeline & Energy Fund, Inc. (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2023-2024 year:

1. A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2. A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2023 to February 25, 2024.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

TORTOISE PIPELINE & ENERGY FUND, INC.

Date: May 17, 2023	By:	/s/ P. Bradley Adams
Name: P. Bradley Adams
Title: Chief Executive Officer

					Financial Institution Bond
					For Investment Companies

DECLARATIONS					FEDERAL INSURANCE COMPANY
					Incorporated under the laws of Indiana, a stock
Name of Assured:					insurance company, herein called the Company
TORTOISE PIPELINE & ENERGY FUND, INC					One American Square 202 N Illinois Street,
Address of Assured:					Suite 2600
6363 COLLEGE BOULEVARD SUITE 100A					Indianapolis, IN 46282
OVERLAND PARK, KS 66211					Bond Number: J05995267
Item 1.	Bond Period:		From:	February 25, 2023
			To:	February 25, 2024
At 12:01 A.M. local time at the Address of Assured.
Item 2.	Single Loss Limits Of Liability – Deductible Amounts:
			Insuring Clause		Single Loss Limit Of	Deductible Amount
					Liability
	1	.	Employee		$450,000	$0
	2	.	On Premises		$450,000	$10,000
	3	.	In Transit		$450,000	$10,000
	4	.	Forgery Or Alteration		$450,000	$10,000
	5	.	Extended Forgery		$450,000	$10,000
	6	.	Counterfeit Money		$450,000	$10,000
	7	.	Computer System Fraud		$450,000	$10,000
	8	.	Claims Expense		Not Covered	Not Covered
	9	.	Audit Expense		$25,000	$0
	10. Uncollectible Items Of Deposit				$450,000	$10,000
	11	.	Voice Initiated Funds Transfer		$450,000	$10,000
			Instruction

PF-52903D (08/21)

Financial Institution Bond
For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

February 24, 2023
Date	Authorized Representative

PF-52903D (08/21)

Form 26-10-0426 (Ed. 2/98)

POLICYHOLDER DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE (for
policies with no terrorism exclusion or sublimit) Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $
-0-.

If you have any questions about this notice, please contact your agent or broker.

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:
Directors and Officers Liability Loss Preventions – #14-01-0035
Directors and Officers Securities Litigation Loss Preventions – #14-01-0448 Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099 Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036 Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line
Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
•	ChubbWorks.com
ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•	Employment Practices Loss Prevention Guidelines Manual
Employment Practices Loss Prevention Guidelines - #14-01-0061
•	Loss Prevention Consultant Services
Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
•	Public Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
•	Private Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual
Readings in Health Care Governance -#14-01-0788
•	ChubbWorks.com
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•	Health Care D&O Loss Prevention Consultant Services
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.

Chubb Producer Compensation Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19) Page 1 of 1

Social Engineering Tips Please read!
IMPORTANT NOTICE TO POLICYHOLDERS

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:
1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.
2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.
3.
Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.
While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.
Simple Steps to Prevent Fraudulently Induced Wire Transfers
Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:
1.
Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.
Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.
Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21) Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

●	Foreign agents;
●	Front organizations;
●	Terrorists;
●	Terrorist organizations; and
●	Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission ofPage 1 of 1 ISO Properties, Inc.

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department 436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES
1.	Employee
Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.
2.	On Premises
Loss of Property resulting directly from:
a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or
b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured, while the Property is lodged or deposited at premises located anywhere.
For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.
3.	In Transit
Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:
a.	an armored motor vehicle, including loading and unloading thereof;
b.	the custody of a natural person acting as a messenger of the Assured; or
c.
the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;
(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
4.	Forgery Or Alteration
Loss resulting directly from the Assured having, in good faith:
a.	transferred, paid, or delivered any Property; or
b.	established any credit or given any value, in reliance on any Written and Original:

(1)	Negotiable Instrument (other than an Evidence of Debt);
(2)	Acceptance;
(3)	Withdrawal Order or receipt for the withdrawal of Property;
(4)	Certificate of Deposit;
(5)	Letter of Credit; or
(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee, which
i.	bears a Forgery; or
ii.	is fraudulently materially altered.
For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
5.	Extended Forgery
Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:
a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:
(1)	Certificated Security;
(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;
(3)	Evidence of Debt; or
(4)	Instruction, which
i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;
ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or
iii.	is lost or stolen;
b.	guaranteed in writing or witnessed any signature on any:
(1)	transfer;
(2)	assignment;
(3)	bill of sale;
(4)	power of attorney; or
(5)	endorsement upon any item listed in a.(1) through a.(4) above, but only to the extent that such guarantee or signature directly causes the loss; or
c.
acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.
For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
6.	Counterfeit Money
Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.
7.	Computer System Fraud
Loss resulting directly from the:
a.	withdrawal, transfer, payment, or delivery of Property; or
b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.
8.	Claims Expense
Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.
9.	Audit Expense
Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.
10.	Uncollectible Items Of Deposit
Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.	redemptions or withdrawals to be permitted;
b.	shares to be issued; or
c.	dividends to be paid,
from an account of an Assured.
As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.
11.	Voice Initiated Funds Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:
a.	the Customer;
b.	an Employee acting on instructions of such Customer; or

c.	a financial institution acting on behalf of such Customer with authority to make such instructions, but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.
As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.	GENERAL AGREEMENTS
1.	Automatic Increase – Limit Of Liability
If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:
a.	the creation of a new Investment Company; or
b.	an increase in the gross assets of Investment Companies covered under the Bond, then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.
2.	Joint Assured
The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.
If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.
The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.
All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.
The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.
3.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend
The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.
The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.
4.	Representations Made By Assured
The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS
As used in this Bond:
Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
Assured means:
(1)	the Investment Company listed under Name of Assured in the Declarations (the “first named
Assured”); or
(2)	any other Investment Company listed in the Application.
Assured does not include any entity or organization that is not an Investment Company.
Assured’s Network means:
(1)	the Assured’s Computer System; or
(2)	an Electronic Communication System.
Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of
Money with an engagement to repay it.
Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;
(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.
Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.
Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.
Custodian means the institution designated by an Assured to maintain possession and control of its assets.
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.
Customer Communication System means an:
(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or
(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider.
Director means any natural person duly elected or appointed:
(1)	as an officer of the Assured;
(2)	to the Assured’s board of directors; or
(3)	as a trustee of the Assured.
Electronic Communication System means:
(1)
Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or
(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the
Assured participates,
allowing for the input, output, examination, or transfer of electronic instructions into or from the
Assured’s Computer System. Employee means any natural person:
(1)
while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2)
Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;
(5)	employee of the Assured’s contracted:
a.	investment advisor;
b.	underwriter (distributor);
c.	transfer agent;
d.	shareholder accounting record-keeper; or
e.	fund administrator,
while performing acts for the Assured in the capacity of an Employee;
(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or
(7)	Processor, but only while such Processor is performing services and not:
a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or
b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.
Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.
Employee does not include:
(1)	any employee of a fund administrator for any employee benefit plan; or
(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:
a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an
Assured or of the investment advisor or underwriter (distributor) of such Assured; or
b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.
Forgery means:
(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or
(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive, provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.
Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part;
(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;
(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and
(4)	the date the transfer, pledge or release was registered.
Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
Investment Company means any entity registered under the Investment Company Act of 1940.
Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Negotiable Instrument means any writing:
(1)	signed by the maker or drawer;
(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3)	payable on demand or at a definite time; and
(4)	payable to order or bearer.
Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.
Network Intrusion means the:
(1)	unauthorized access; or
(2)	entry of an unauthorized application or software program,
into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.
Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.
Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.
Property does not include electronic data or Cryptocurrency.

Securities means either Certificated Securities or Uncertificated Securities. Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:
(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;
(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;
(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or
(4)	any one event not specified in (1), (2) or (3) of this definition.
Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
(1)	made over a telecommunications device; and
(2)	directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.
Written means expressed through letters or marks placed upon paper and visible to the eye.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS
1.	General Exclusions – Applicable To All Insuring Clauses
This Bond does not cover loss resulting directly or indirectly from:
a.
riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;
c.
the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
e.	all costs, fees and expenses incurred by the Assured:
(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;
f.
indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities;
ii.	securities transactions on security or commodity exchanges or the over the counter market;
iii.	investment companies; or
iv.	investment advisors; or
(2)	of any rule or regulation made pursuant to any such law;
h.
the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.
fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.	liability resulting from disclosure of or acting on material nonpublic information;
k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;
l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;
m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;
n.	a threat or series of threats to:
(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or
(2)	modify, damage, destroy, delete, or corrupt any application or software program within the
Assured’s Computer System;
o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;
q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or
r.	Cryptocurrency.
2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1 This Bond does not cover loss resulting directly or indirectly from:
a.	the acts of an Employee, except for loss covered under:
(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
(2)	Insuring Clause 11;
b.
the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c.
payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;
e.	the loss of Property while:
(1)	in the mail;
(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or
(3)	located on the premises of an armored motor vehicle operator;
f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;
g.
the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;
i.
the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;
k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or
l.
the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5 This Bond does not cover loss resulting directly or indirectly from:
a.
the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or
c.	any counterfeit, except for loss covered under Insuring Clause 6.
4.	Specific Exclusions – Applicable To Insuring Clause 7
This Bond does not cover loss resulting directly or indirectly from:
a.	any transfer, payment, or delivery of Money or Securities:
(1)	authorized by an Employee; or
(2)
arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;
b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;
c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;
d.
mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e.
entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or

f.	entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:
(1)	Customer; or
(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.
5.	Specific Exclusions – Applicable To Insuring Clause 11
This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:
(1)	Customer; or
(2)	natural person with authorized access to the Customer’s verification credentials or mechanism.

V.	CONDITIONS AND LIMITATIONS
1.	Anti-Bundling
If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
2.	Change Or Modification
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.
If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.
If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.
3.	Conformity
If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
4.	Cooperation Of Assured
At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:
a.	submit to examination by the Company and subscribe to the same under oath;
b.	produce for the Company’s examination all pertinent records; and
c.	cooperate with the Company in all matters pertaining to the loss.
The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.
5.	Covered Property
This Bond shall apply to loss of Property:
a.	owned by the Assured;
b.	held by the Assured in any capacity; or
c.	for which the Assured is legally liable.
This Bond shall be for the sole use and benefit of the Assured.
6.	Deductible Amount
The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.
There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

7.	Discovery
This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:
a.	facts which may subsequently result in a loss of a type covered by this Bond; or
b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.
8.	Limit Of Liability
The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:
a.
the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and
c.
the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9.	Notice To Company – Proof – Legal Proceedings Against Company
a.
The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six
(6) months after such discovery.
c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.
Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.
f.	All such notices shall be given in writing to one of the following addresses:
(1)	ChubbClaimsFirstNotice@chubb.com; or
(2)	Attn: Chubb Claims Department Chubb
P.O. Box 5122
Scranton, PA 18505
g.	All other notices to the Company under this Bond shall be given in writing to the following address:
(1)	NA.FinancialLines@chubb.com; or

(2)	Attn: Chubb Underwriting Department Chubb
202B Hall’s Mill Road Whitehouse Station, NJ 08889
All notices described above shall be effective on the date of receipt by the Company.
10.	Other Insurance
a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
(1)	the Assured;
(2)	a Transportation Company; or
(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.
b.
Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement
In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.
The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:
a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;
b.
for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.
for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.
The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.
The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.
12.	Subrogation – Assignment – Recovery
In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:
a.	first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;
b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;
c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and
d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.
Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.
13.	Termination
a.
If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b.
If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c.
If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and
ii.
within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d.
This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

14.	Valuation
a.	Books Of Account Or Other Records
The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.
b.	Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
c.	Other Property
The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

d.	Securities
The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

KANSAS AMENDATORY ENDORSEMENT

Named Assured TORTOISE PIPELINE & ENERGY FUND, INC		Endorsement Number
Bond Number J05995267	Bond Period 02-25-2023to 02-25-2024	Effective Date of Endorsement February 25, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that Section V. CONDITIONS AND LIMITATIONS is amended as follows:

Paragraph d. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by deleting “twenty-four (24) months” and replacing it with “five (5) years”.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the state of Kansas.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

By:

Authorized Representative

KANSAS APPLICATION RIDER

Named Assured TORTOISE PIPELINE & ENERGY FUND, INC		Endorsement Number
Bond Number J05995267	Bond Period 02-25-2023to 02-25-2024	Effective Date of Endorsement February 25, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged it is agreed that:

1.
The term “fraudulent insurance act” means an act committed by any person who, knowingly and with the intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.

2.
Pursuant to Kansas Insurance Code 40-2,118, an insurer that has knowledge or a good faith belief that a fraudulent insurance act is being or has been committed shall provide to the commissioner, on a form prescribed by the commissioner, any and all information and such additional information relating to such fraudulent insurance act as the commissioner may require.

3.
Any other person that has knowledge or a good faith belief that a fraudulent insurance act is being or has been committed may provide to the commissioner, on a form prescribed by the commissioner, any and all information and such additional information relating to such fraudulent insurance act as the commissioner may request.

The title and any headings in the endorsement/rider are solely for convenience and form not part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

By:

Authorized Representative

RESOLUTIONS ADOPTED BY BOARD OF DIRECTORS OF
TORTOISE PIPELINE & ENERGY FUND, INC.
ON FEBRUARY 9, 2023

Certified Resolutions

The undersigned, as Secretary of Tortoise Pipeline & Energy Fund, Inc. (the “Company”), hereby certifies that the following resolutions were adopted by the Board of
Directors (the “Board”) of the Company, including the directors who are not “interested persons” of the Company, at a meeting of the Board held on February 9, 2023:

RESOLVED, that the Company renew and maintain fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940 in the amount presented at this meeting; payment by the Company of the premium for such coverage is hereby approved; and such fidelity bond shall be presented for ratification at the next Board meeting.

                FURTHER RESOLVED, that the Secretary of the Company is hereby designated the officer to make any filings and give any notices required by Paragraph (g) of Rule 17g-1.

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such actions as are deemed necessary, proper or advisable to implement the foregoing resolutions.

FURTHER RESOLVED, that all actions heretofore taken by the officers of the Company in connection with the foregoing resolutions are hereby ratified, confirmed and unanimously approved in all respects.

TORTOISE PIPLEINE & ENERGY FUND, INC.

Date: May 17, 2023	By:	/s/ Diane Bono
Name: Diane Bono
Title: Secretary